UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Non-Reliance on Previously Issued Financial Statements and Procaps Intention to Restate Financial Information

As previously disclosed, an independent investigation (the “Independent Investigation”) led by the Audit Committee (the “Audit Committee”) of Procaps Group, S.A.’s (the “Company”) Board of Directors (the “Board”), with the assistance of external advisors, is ongoing. The Independent Investigation was initiated with respect to matters involving the Company’s historical accounting treatment of certain transactions and associated financial statement disclosures and has since expanded in its scope over the course of the Independent Investigation.

In connection with the Independent Investigation, the Audit Committee reported to the Board certain interim findings of the Independent Investigation related to historical related party, intercompany and other transactions, certain of which were with the awareness and/or at the direction of, senior management of the Company at the time, that involved or appeared to involve accounting errors, misstatements and/or actions or omissions by Company management and employees that violated laws, rules, or regulations. While the conduct and transactions in question primarily originated prior to the Company’s listing on Nasdaq, there was continuing impact on the Company’s financial statements thereafter.

As a result, on October 7, 2024, the Audit Committee, concluded that due to, among other things, the discovery of these transactions and related accounting issues, the Company’s previously issued consolidated financial statements (the “Financial Statements”) as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, issued on May 12, 2023, should no longer be relied upon. As previously reported, on July 3, 2024, Deloitte & Touche S.A.S., (“Deloitte”) withdrew its audit report (the “Audit Report”) regarding the Financial Statements because Deloitte could no longer continue to rely on representations made to Deloitte in the Company’s management representations letter with respect to the Financial Statements, including with respect to management’s representations that all related party transactions had been disclosed, and, on July 10, 2024, the Company filed a Report on Form 6-K stating that the Audit Report should not be relied upon.

The Company will prepare and file restated consolidated financial statements as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022, after completion of the Independent Investigation. Specifically, as of the date of this Report on Form 6-K, the Audit Committee has preliminarily determined that adjustments will be required to be made to the Financial Statements in connection with, or as a result of, the following:

●	In 2012, the Company received $2.5 million from a related party, which represented the proceeds from a loan agreement entered into between the Company, a related party, and a third-party lender. The loan documentation and subsequent amendments were inconsistent as to whether the Company or the related party was obligated to repay the principal balance of the loan. The Company paid interest to the lender from 2012 through 2023 but did not recognize the liability for the $2.5 million principal obligation. The loan was terminated in December 2023 in exchange for no consideration.

●	In 2017, the Company improperly recognized revenue and accounts receivable of between approximately $9.0 million to $13 million in connection with transactions with related parties that were mischaracterized as the sale of licensing rights. It appears that these amounts should have been accounted for as amounts the Company owed to the related parties, with $3.1 million that appears to remain outstanding as of February 2021.

●	In 2019, the Company entered into a contract with a related party that was characterized as a sales commission contract. Information obtained in connection with the Independent Investigation indicates that the contract was used to transfer cash from the Company to the related party described in the preceding paragraph through other related parties. During 2019, the Company transferred $4.1 million to the related parties under the sales commission contract, $2.0 million of which was returned to the Company during 2019. These payments were recognized as advances on future sales commissions, which is reported within net trade receivables. As of January 1, 2020, the balance was approximately $2.1 million, which the Company expensed over a four year period, writing off $0.5 million, $0.8 million, and $0.8 million during 2020, 2021, and 2023, respectively.

●	Intergroup payables due to Procaps Colombia from group entities reported within the Central America North (“CAN”) and Central America South and North Andes (“CASAND”) segments were under-reported in periods dating back to 2018. Transactions were identified whereby credit notes were applied, reducing the amount due to Procaps Colombia in the Company’s accounting records. Information obtained in connection with the Independent Investigation indicates the credits were not actually provided and the full payable without the credit was tracked in a separate ledger outside of the Company’s accounting records, the result of which showed improved financial results and financial positions of the CAN and CASAND entities.

●	Information obtained in connection with the Independent Investigation indicates that an unrecognized related party loan in the amount of $2.8 million that appeared to exist as of 2021.

●	In 2017 and 2019, the Company applied product discounts in the aggregate amount of $1.5 million against a payable due to a related party, thereby reducing the Company’s cost of sales during those periods. Information obtained in connection with the Independent Investigation indicates these discounts were not authorized.

●	The Company engaged in revenue transactions with two entities that are part of the same ownership structure. The Company paid commissions to one entity based on the Company’s sales to the second entity. Between 2017 and 2021, these commissions were recognized as an expense and partially reversed at the end of each period. In 2021, a balance net of reversals in the amount of $1.7 million was reclassified as advances to suppliers and subsequently written off in 2022 and 2023. Information obtained in connection with the Independent Investigation indicates that employees of the Company misrepresented contracts and documentation related to these transactions.

During the ongoing process of preparing the restated financial statements, if it is determined that other adjustments are appropriate, the restated consolidated financial statements will reflect such adjustments. The decision to restate the financial statements was made by the Board upon recommendation of management and the Audit Committee.

As part of its consideration of the accounting issues, the Company has and will continue to assess the underlying internal control deficiencies that enabled the transactions to occur and not be prevented or detected on a timely basis. The Company takes financial reporting matters seriously and is committed to upholding high standards of corporate governance and internal controls. Accordingly, the Company has instituted remediation measures in connection with the Independent Investigation, and is considering and will continue to consider additional measures, as appropriate.  The remediation measures have included, the following:

●	The individuals primarily responsible for the transactions and issues described above are no longer with the Company.

●	The Company is conducting a comprehensive review of all other personnel potentially involved in the transactions being investigated and assessing existing related party contracts for alignment with the Company’s enhanced governance standards. The Company expects to take additional personnel actions as necessary or appropriate as the Independent Investigation progresses.

●	The Company has initiated a redesign of the Company’s finance and supporting functions and launched a series of training programs focused on internal controls and SOX compliance.

●	The Company is reinforcing its financial reporting processes and SOX compliance by implementing automated controls, improved monitoring systems, and regular SOX compliance training for all relevant teams.

●	The Company is enhancing the frequency and depth of reviews conducted by the Audit Committee regarding the Company’s internal controls.

●	The Company has reviewed and enhanced its Related Party Transactions Policy and associated procedures for identifying, analyzing, and reporting related party transactions, including training programs for executive officers, directors, managers, accounting staff and other critical personnel.

●	The Company is launching a series of training programs to promote ethics and compliance across all organizational levels to reinforce a culture of integrity and accountability.

A more detailed description will be included in the Company’s Form 20-F for the fiscal year ended December 31, 2023 (the “2023 20-F”).

As noted above, the Independent Investigation is ongoing, including into certain other preliminary findings for which the assessment has not yet been substantially completed. Until the Independent Investigation is complete, the Company will not be able to fully assess the impact of these findings on the Company’s financial statements or whether additional items will be discovered. The Company is working diligently to complete the Independent Investigation as soon as possible. Although the Company does not at this time have a precise estimate of timing, the Company believes that the process to conclude the Independent Investigation, prepare restated audited financial statements, and file the 2023 20-F will take longer than previously expected. This delay is likely to have negative impacts on the Company, including the Company’s previously-announced compliance plan submitted to Nasdaq to regain compliance with Nasdaq Listing Rule 5250(c)(1). However, the Company is actively working to establish a specific timeline and identify next steps to resolve the Independent Investigation and develop a feasible restatement plan as expeditiously as possible. The foregoing has been discussed with Deloitte.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of the Independent Investigation and its impact on the Financial Statements. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from current expectations include, among other things, the discovery of additional information relevant to the review of the Financial Statements; the conclusions of the Company’s management and the Audit Committee concerning matters relating to the Independent Investigation and the Financial Statements; the results of audit procedures performed by Deloitte regarding the Investigation and the Financial Statements; and the possibility that additional errors may be identified. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ José Antonio Toledo Vieira
Name:	José Antonio Toledo Vieira
Title:	Chief Executive Officer

Dated: October 10, 2024

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